================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)



                               Agere Systems Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of class of securities)
                                    00845V308
--------------------------------------------------------------------------------
                                 (CUSIP number)

                               CLIFTON S. ROBBINS
                             BLUE HARBOUR GROUP, LP
                         240 GREENWICH AVENUE, 3RD FLOOR
                          GREENWICH, CONNECTICUT 06830
                                 (203) 422-6540

                                       AND

                                LEON G. COOPERMAN
                                 88 PINE STREET
                         WALL STREET PLAZA - 31ST FLOOR
                               NEW YORK, NY 10005
                                 (212) 495-5210

--------------------------------------------------------------------------------
       (Name, address and telephone number of person authorized to receive notices and communications)

                                  July 21, 2006
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

--------------------------------              ----------------------------------
CUSIP No. 755267101                  13D                                  Page 2
--------------------------------              ----------------------------------

--------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:         Blue Harbour Group, LP
                IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
                                                                      56-2457376
--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
        3       SEC USE ONLY
--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS                        N/A
--------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                          [_]
--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:           Delaware
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                             0

NUMBER OF SHARES        --------------------------------------------------------
  BENEFICIALLY          8       SHARED VOTING POWER:                   6,632,547
    OWNED BY
      EACH              --------------------------------------------------------
    REPORTING           9       SOLE DISPOSITIVE POWER:                        0
   PERSON WITH
                        --------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:              6,632,547

--------------------------------------------------------------------------------
        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                       6,632,547
--------------------------------------------------------------------------------
        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES:                                                      [_]
--------------------------------------------------------------------------------
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):        3.9%*

--------------------------------------------------------------------------------
        14      TYPE OF REPORTING PERSON:                                     PN

--------------------------------------------------------------------------------

     *    See Item 5.

--------------------------------              ----------------------------------
CUSIP No. 755267101                  13D                                  Page 3
--------------------------------              ----------------------------------

--------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:         Blue Harbour Strategic Value
                                                  Partners Master Fund, LP
                IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
                                                                      98-0450159
--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
        3       SEC USE ONLY
--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS                        WC
--------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                          [_]
--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:        Cayman Islands,
                                                             British West Indies
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                             0

NUMBER OF SHARES        --------------------------------------------------------
  BENEFICIALLY          8       SHARED VOTING POWER:                   5,403,185
    OWNED BY
      EACH              --------------------------------------------------------
    REPORTING           9       SOLE DISPOSITIVE POWER:                        0
   PERSON WITH
                        --------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:              5,403,185

--------------------------------------------------------------------------------
        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                      5,403,185*
--------------------------------------------------------------------------------
        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES:                                                      [X]
--------------------------------------------------------------------------------
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):       3.2%**

--------------------------------------------------------------------------------
        14      TYPE OF REPORTING PERSON:                                     PN

--------------------------------------------------------------------------------

     * The aggregate amount in Row 11 excludes shares directly and beneficially owned by Blue Harbour Institutional Partners Master Fund, L.P.

     **   See Item 5.

--------------------------------              ----------------------------------
CUSIP No. 755267101                  13D                                  Page 4
--------------------------------              ----------------------------------

--------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:         Blue Harbour Institutional
                                                  Partners Master Fund, L.P.
                IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
                                                                      98-0495357
--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
        3       SEC USE ONLY
--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS                        WC
--------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                          [_]
--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:        Cayman Islands,
                                                             British West Indies
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                             0

NUMBER OF SHARES        --------------------------------------------------------
  BENEFICIALLY          8       SHARED VOTING POWER:                   1,229,362
    OWNED BY
      EACH              --------------------------------------------------------
    REPORTING           9       SOLE DISPOSITIVE POWER:                        0
   PERSON WITH
                        --------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:              1,229,362

--------------------------------------------------------------------------------
        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                      1,229,362*
--------------------------------------------------------------------------------
        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES:                                                      [X]
--------------------------------------------------------------------------------
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):       0.7%**
--------------------------------------------------------------------------------
        14      TYPE OF REPORTING PERSON:                                     PN

--------------------------------------------------------------------------------

     * The aggregate amount in Row 11 excludes shares directly and beneficially owned by Blue Harbour Strategic Value Partners Master Fund, LP.

     **   See Item 5.

--------------------------------              ----------------------------------
CUSIP No. 755267101                  13D                                  Page 5
--------------------------------              ----------------------------------

--------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:                   Blue Harbour GP, LLC

                IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
                                                                      20-1590782
--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
        3       SEC USE ONLY
--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS                        N/A
--------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                          [_]
--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:                   Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                             0

NUMBER OF SHARES        --------------------------------------------------------
  BENEFICIALLY          8       SHARED VOTING POWER:                   6,632,547
    OWNED BY
      EACH              --------------------------------------------------------
    REPORTING           9       SOLE DISPOSITIVE POWER:                        0
   PERSON WITH
                        --------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:              6,632,547

--------------------------------------------------------------------------------
        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                       6,632,547
--------------------------------------------------------------------------------
        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES:                                                      [_]
--------------------------------------------------------------------------------
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):        3.9%*
--------------------------------------------------------------------------------
        14      TYPE OF REPORTING PERSON:                                     OO

--------------------------------------------------------------------------------

     *    See Item 5.

--------------------------------              ----------------------------------
CUSIP No. 755267101                  13D                                  Page 6
--------------------------------              ----------------------------------

--------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:             Blue Harbour Holdings, LLC

                IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
                                                                      20-1590711
--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
        3       SEC USE ONLY
--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS                        N/A
--------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                          [_]
--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:                   Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                             0

NUMBER OF SHARES        --------------------------------------------------------
  BENEFICIALLY          8       SHARED VOTING POWER:                   6,632,547
    OWNED BY
      EACH              --------------------------------------------------------
    REPORTING           9       SOLE DISPOSITIVE POWER:                        0
   PERSON WITH
                        --------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:              6,632,547

--------------------------------------------------------------------------------
        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                       6,632,547
--------------------------------------------------------------------------------
        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES:                                                      [_]
--------------------------------------------------------------------------------
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):        3.9%*
--------------------------------------------------------------------------------
        14      TYPE OF REPORTING PERSON:                                     OO

--------------------------------------------------------------------------------

     *    See Item 5.

--------------------------------              ----------------------------------
CUSIP No. 755267101                  13D                                  Page 7
--------------------------------              ----------------------------------

--------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:                     Clifton S. Robbins

                IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
        3       SEC USE ONLY
--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS                        N/A
--------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                          [_]
--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:   United States of America

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                             0

NUMBER OF SHARES        --------------------------------------------------------
  BENEFICIALLY          8       SHARED VOTING POWER:                   6,632,547
    OWNED BY
      EACH              --------------------------------------------------------
    REPORTING           9       SOLE DISPOSITIVE POWER:                        0
   PERSON WITH
                        --------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:              6,632,547

--------------------------------------------------------------------------------
        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                       6,632,547
--------------------------------------------------------------------------------
        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES:                                                      [_]
--------------------------------------------------------------------------------
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):        3.9%*

--------------------------------------------------------------------------------
        14      TYPE OF REPORTING PERSON:                                     IN

--------------------------------------------------------------------------------

     *    See Item 5.

--------------------------------              ----------------------------------
CUSIP No. 755267101                  13D                                  Page 8
--------------------------------              ----------------------------------

--------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:                      Leon G. Cooperman

                IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
        3       SEC USE ONLY
--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS                        WC
--------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                          [_]
--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:   United States of America

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                     3,337,300

NUMBER OF SHARES        --------------------------------------------------------
  BENEFICIALLY          8       SHARED VOTING POWER:                   2,296,600
    OWNED BY
      EACH              --------------------------------------------------------
    REPORTING           9       SOLE DISPOSITIVE POWER:                3,337,300
   PERSON WITH
                        --------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:              2,296,600

--------------------------------------------------------------------------------
        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                       5,633,900
--------------------------------------------------------------------------------
        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES:                                                      [_]
--------------------------------------------------------------------------------
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):        3.3%*

--------------------------------------------------------------------------------
        14      TYPE OF REPORTING PERSON:                                     IN

--------------------------------------------------------------------------------

     *    See Item 5.

This Amendment No. 1 (this "Amendment") amends the Statement on Schedule 13D filed on May 1, 2006 (the "Statement") by the Original Reporting Persons (as defined in Item 2 below) and is filed by and on behalf of the Blue Harbour Reporting Persons and Mr. Cooperman (each as defined in Item 2 below and collectively, the "Reporting Persons") with respect to the common stock, par value $0.01 per share ("Common Stock"), of Agere Systems Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the previous filing of the Statement.

ITEM 2. IDENTITY AND BACKGROUND. Item 2 of the Statement is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

            This Amendment is filed by the Blue Harbour Reporting Persons and Mr. Cooperman. The Statement was initially filed by the Fund, Fund GP, Manager, Manager GP, Mr. Robbins and Mr. Cooperman (each as defined below), who are herein referred to collectively as the "Original Reporting Persons."

            On May 1, 2006, certain of the Original Reporting Persons sent a joint letter to Richard L. Clemmer, the Company's Chief Executive Officer, regarding the Company's current and long-term prospects (the "May 1 Letter"). See Item 4 of the Statement.

            The Blue Harbour Reporting Persons and Mr. Cooperman do not have any agreements or understandings between them relating to the acquisition, disposition, holding or voting of Common Stock held by them and each expressly disclaims beneficial ownership for all purposes of Common Stock held by the others. The Blue Harbour Reporting Persons and Mr. Cooperman have, on occasion, coordinated their market purchases of Common Stock and call options to purchase Common Stock in the past, and may decide to coordinate purchases and sales in the future. The Reporting Persons have filed this statement solely because they may be deemed to be a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), as a result of their agreement to submit the May 1 Letter to the Company's Chief Executive Officer. However, the Blue Harbour Reporting Persons and Mr. Cooperman each disclaim membership in a "group" with the other Reporting Person.

            (1) The Blue Harbour Reporting Persons.

            (a) - (c) and (f) The Blue Harbour Reporting Persons are Blue Harbour Group, LP, a Delaware limited partnership ("Manager"), Blue Harbour Strategic Value Partners Master Fund, LP, a Cayman Islands exempted limited partnership (the "Fund"), Blue Harbour Institutional Partners Master Fund, L.P., a Cayman Islands exempted limited partnership ("BHIP" and, together with the Fund, the "Funds"), Blue Harbour GP, LLC, a Delaware limited liability company ("Fund GP"), Blue Harbour Holdings, LLC, a Delaware limited liability company ("Manager GP"), and Clifton S. Robbins ("Mr. Robbins"), a citizen of the United States of America.

            The address of the principal office of each of Manager, the Fund, BHIP, Manager GP and Fund GP is 240 Greenwich Avenue, 3rd Floor, Greenwich, Connecticut 06830, and Mr. Robbins' business address is c/o Manager at the foregoing address. Mr. Robbins is the Chief Executive Officer of Manager.

            Each of the Fund and BHIP is principally involved in the business of investing in securities. Fund GP is principally involved in the business of serving as the general partner of the Funds. Manager is principally involved in the business of providing investment advisory and investment management services to the Funds and its affiliates and, among other things, exercises all voting and other powers and privileges attributable to any securities held for the account of each of the Funds. Manager GP is principally involved in the business of serving as the general partner of Manager.

            (d) - (e) During the last five years, none of the Blue Harbour Reporting Persons nor, to the best of their knowledge, any of their officers and directors, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (2) Leon G. Cooperman.

            (a) - (c) and (f) Leon G. Cooperman ("Mr. Cooperman") is a citizen of the United States of America.

            Mr. Cooperman is the Managing Member of Omega Associates, L.L.C., a Delaware limited liability company ("Associates"). Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P. ("Capital LP"), Omega Capital Investors, L.P. ("Investors LP"), and Omega Equity Investors, L.P. ("Equity LP"). These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts.

            Mr. Cooperman is also the President and majority stockholder of Omega Advisors, Inc. ("Advisors"), a Delaware corporation engaged in providing investment management services, and Mr. Cooperman is deemed to control said entity. Advisors serves as the investment manager to Omega Overseas Partners, Ltd. ("Overseas"), a Cayman Island exempted company, with a business address at British American Tower, Third Floor, Jennrett Street, Georgetown, Grand Cayman Island, British West Indies. Mr. Cooperman has investment discretion over portfolio investments of Overseas and is deemed to control such investments.

            Advisors also serves as a discretionary investment advisor to a limited number of institutional clients (the "Managed Accounts"). As to the shares of Common Stock owned by the Managed Accounts, there would be shared power to dispose or to direct the disposition of such shares because the owners of the Managed Accounts may be deemed beneficial owners of such shares pursuant to Rule 13d-3 under the Act, as a result of their right to terminate the discretionary account within a period of 60 days.

            Mr. Cooperman is the ultimate controlling person of Associates, Capital LP, Investors LP, Equity LP, and Advisors.

            The address of the principal office of each of Mr. Cooperman, Associates, Capital LP, Investors LP, Equity LP and Advisors is 88 Pine Street, Wall Street Plaza - 31st Floor, New York, NY 10005.

            (d) - (e) During the last five years, none of Mr. Cooperman or the foregoing entities controlled by him, nor to the best of their knowledge, any of their officers and directors, has (i) been convicted in a criminal proceeding

(excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. Item 3 of the Statement is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

            (1) The Blue Harbour Reporting Persons.

            The 6,632,547 shares of Common Stock reported herein by the Blue Harbour Reporting Persons were acquired by the Funds for an aggregate purchase price of approximately $79,214,960. All such purchases of Common Stock by each of the Funds were funded by the working capital of the respective Funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

            (2) Leon G. Cooperman.

            The 5,633,900 shares of Common Stock reported herein by Mr. Cooperman were acquired for an aggregate purchase price of approximately $64,156,771. All such purchases of Common Stock by Mr. Cooperman were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER. Item 5 of the Statement is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

            The Reporting Persons may be deemed to beneficially own collectively an aggregate of 12,266,447 shares of Common Stock, representing approximately 7.2% of the shares of Common Stock presently outstanding, such percentage being based on the number of shares of Common Stock outstanding as of May 1, 2006 (the "Issued and Outstanding Shares") as set forth in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2006. The Blue Harbour Reporting Persons and Mr. Cooperman each expressly disclaims beneficial ownership for all purposes of the shares of Common Stock held by the other Reporting Person.

            On May 5, 2006, subsequent to the filing of the Statement by the Original Reporting Persons, the Company filed its Quarterly Report on Form 10-Q for the period ended March 31, 2006, which reflected a decrease of 9,561,976 shares in the total number of shares of Common Stock outstanding. Consequently, the percentage of shares of Common Stock deemed to be beneficially owned by the Reporting Persons, as reported in this Amendment, reflects an increase resulting from both the purchases of the Reporting Persons, as disclosed herein, and the decrease in the total number of outstanding shares of Common Stock, as reported by the Company.

            (1) The Blue Harbour Reporting Persons.

            (a) The responses of the Blue Harbour Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

            As of the close of business on the date hereof, the Fund beneficially owns an aggregate of 5,403,185 shares of Common Stock, representing approximately 3.2% of the shares of Common Stock based upon the Issued and Outstanding Shares and BHIP beneficially owns an aggregate of 1,229,362 shares of Common Stock, representing approximately 0.7% of the shares of Common Stock based upon the Issued and Outstanding Shares. The Fund is the direct owner of 5,403,185 shares of Common Stock reported by the Blue Harbour Reporting Persons on this Statement and BHIP is the direct owner of 1,229,362 shares of Common Stock reported by the Blue Harbour Reporting Persons on this Statement. For purposes of disclosing the number of shares beneficially owned by each of the Blue Harbour Reporting Persons, Fund GP, as general partner of the Funds, Manager, as the investment manager of the Funds, Manager GP as the general partner of Manager, and Mr. Robbins, as controlling owner of Fund GP and Manager GP (in addition to serving as Chief Executive Officer of Manager) may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) all shares of Common Stock that are owned beneficially and directly by the Funds. Fund GP, Manager, Manager GP and Mr. Robbins disclaims beneficial ownership of such shares for all other purposes.

            (b) The responses of the Blue Harbour Reporting Persons to (i) Rows
(7) through (10) of the cover pages of this Statement and (ii) Item 5(a) hereof are incorporated herein by reference.

            (c) Except as set forth above or in the attached Schedule I (with respect to the Blue Harbour Reporting Persons), no Blue Harbour Reporting Person has effected any transaction in shares of Common Stock during the 60 days preceding the date hereof. All such transactions were effected in the open market, unless otherwise noted. The Funds have also entered into, and may from time to time enter into, purchases and sales of shares of Common Stock with each other.

            (d) No other person is known by the Blue Harbour Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this Statement, except dividends from, or proceeds from the sale of, the shares of Common Stock in the Fund and BHIP for which Manager acts as an investment advisor, which may be distributed to the applicable limited partner entitled thereto in accordance with their respective limited partnership interests in the Fund and BHIP. Other than as described in Item 5 hereof, no investment partnership or limited partner thereof has an interest in the shares of Common Stock reported in this Statement representing more than five percent of the Common Stock outstanding.

            (e) Not applicable.

            (2) Leon G. Cooperman.

            (a) As of the close of business on the date hereof, Mr. Cooperman may be deemed the beneficial owner of 5,633,900 shares of Common Stock representing approximately 3.3% of the shares of Common Stock based upon the Issued and Outstanding Shares.

            This consists of 1,610,000 shares of Common Stock owned by Capital LP; 563,200 shares of Common Stock owned by Equity LP; 139,900 shares of Common Stock owned by Investors LP; 1,024,200 shares of Common Stock owned by Overseas; and 2,296,600 shares of Common Stock owned by the Managed Accounts.

            (b) The responses of Mr. Cooperman to (i) Rows (7) through (10) of the cover pages of this Statement and (ii) Item 5(a) hereof are incorporated herein by reference.

            (c) Except as set forth above or in the attached Schedule II (with respect to Mr. Cooperman and the foregoing entities controlled by him), none of Mr. Cooperman or the foregoing entities controlled by him has effected any transaction in shares of Common Stock during the 60 days preceding the date hereof. All such transactions were effected in the open market, unless otherwise noted.

            (d) No other person is known by Mr. Cooperman or the foregoing entities controlled by him to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this Statement, except dividends from, or proceeds from the sale of, the shares of Common Stock reported by the Managed Accounts may be distributed to the applicable investors therein. Other than as described in Item 5 hereof, no investment partnership or limited partner thereof has an interest in the shares of Common Stock reported in this Statement representing more than five percent of the Common Stock outstanding.

            (e) Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 1 Amended and Restated Agreement as to Joint Filing of Schedule 13D, dated July 25, 2006, by and among Manager, the Fund, BHIP, Fund GP, Manager GP, Clifton S. Robbins and Leon G. Cooperman.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  July 25, 2006


                                        BLUE HARBOUR GROUP, LP

                                        By:  Blue Harbour Holdings, LLC, its
                                             general partner

                                        By: /s/ Clifton S. Robbins
                                           ----------------------------------
                                        Name:   Clifton S. Robbins
                                        Title:  Managing Member

                                        BLUE HARBOUR STRATEGIC VALUE
                                        PARTNERS MASTER FUND, LP

                                        By:  Blue Harbour GP, LLC,  its
                                             general partner

                                        By: /s/ Clifton S. Robbins
                                           ----------------------------------
                                        Name:   Clifton S. Robbins
                                        Title:  Managing Member

                                        BLUE HARBOUR INSTITUTIONAL PARTNERS
                                        MASTER FUND, L.P.

                                        By:  Blue Harbour GP, LLC,  its
                                             general partner

                                        By: /s/ Clifton S. Robbins
                                           ----------------------------------
                                        Name:   Clifton S. Robbins
                                        Title:  Managing Member

                                        BLUE HARBOUR GP, LLC

                                        By: /s/ Clifton S. Robbins
                                           ----------------------------------
                                        Name:   Clifton S. Robbins
                                        Title:  Managing Member

                                        BLUE HARBOUR HOLDINGS, LLC

                                        By: /s/ Clifton S. Robbins
                                           ----------------------------------
                                        Name:   Clifton S. Robbins
                                        Title:  Managing Member



                                            /s/ Clifton S. Robbins
                                           ----------------------------------
                                                Clifton S. Robbins

                                    LEON G. COOPERMAN, individually, as Managing
                                    Member of Omega Associates, L.L.C. on behalf of Omega Capital Partners, L.P., Omega Capital Investors, L.P., Omega Equity Investors, L.P., and as President of Omega Advisors, Inc.


                                    By:  /s/ Alan M. Stark
                                       -----------------------------------------
                                         Name: Alan M. Stark
                                         Title: Attorney-in-Fact
                                         Power of Attorney on File

                                                                      Schedule I


    Transactions in Shares of Common Stock by Blue Harbour Reporting Persons


--------------------------------------------------------------------------------
REPORTING         DATE      TRANSACTION        NUMBER OF SHARES        PRICE PER
PERSON                                         OF COMMON STOCK           SHARE
--------------------------------------------------------------------------------
Fund            05/30/06    Purchase              145,300              $14.40
--------------------------------------------------------------------------------
Fund            05/31/06    Purchase              3,500                $14.40
--------------------------------------------------------------------------------
BHIP            06/02/06    Purchase*             86,000               $13.675
--------------------------------------------------------------------------------
Fund            06/02/06    Purchase*             453,000              $13.675
--------------------------------------------------------------------------------
BHIP            06/06/06    Purchase              200,000              $14.15
--------------------------------------------------------------------------------
BHIP            06/13/06    Purchase              20,700               $13.64
--------------------------------------------------------------------------------
Fund            06/13/06    Purchase              91,200               $13.64
--------------------------------------------------------------------------------
BHIP            06/14/06    Purchase              3,200                $13.65
--------------------------------------------------------------------------------
Fund            06/14/06    Purchase              14,100               $13.65
--------------------------------------------------------------------------------
BHIP            06/16/06    Purchase              37,075               $13.90
--------------------------------------------------------------------------------
Fund            06/16/06    Purchase              163,325              $13.90
--------------------------------------------------------------------------------
BHIP            06/19/06    Purchase              2,140                $13.69
--------------------------------------------------------------------------------
Fund            06/19/06    Purchase              9,400                $13.69
--------------------------------------------------------------------------------
BHIP            06/20/06    Purchase              31,140               $13.68
--------------------------------------------------------------------------------
Fund            06/20/06    Purchase              143,460              $13.68
--------------------------------------------------------------------------------
BHIP            06/22/06    Purchase              1,807                $13.57
--------------------------------------------------------------------------------
Fund            06/22/06    Purchase              9,500                $13.57
--------------------------------------------------------------------------------
Fund            06/23/06    Purchase              100                  $13.58
--------------------------------------------------------------------------------
BHIP            07/10/06    Purchase              75,000               $13.66
--------------------------------------------------------------------------------
Fund            07/10/06    Purchase              425,000              $13.66
--------------------------------------------------------------------------------
BHIP            07/11/06    Purchase              2,600                $13.38
--------------------------------------------------------------------------------
Fund            07/11/06    Purchase              15,000               $13.38
--------------------------------------------------------------------------------
BHIP            07/21/06    Purchase              37,500               $12.12
--------------------------------------------------------------------------------
Fund            07/21/06    Purchase              212,500              $12.12
--------------------------------------------------------------------------------
BHIP            07/24/06    Purchase              14,000               $12.035
--------------------------------------------------------------------------------
Fund            07/24/06    Purchase              86,000               $12.035
--------------------------------------------------------------------------------



* Shares of Common Stock acquired upon the exercise of options for an aggregate purchase price of $13.675 per share, which includes the option purchase price of $8.665 per share and the exercise price of $5.01 per share.

                                                                     Schedule II


           Transactions in Shares of Common Stock by Leon G. Cooperman


--------------------------------------------------------------------------------
REPORTING         DATE      TRANSACTION        NUMBER OF SHARES        PRICE PER
PERSON                                         OF COMMON STOCK           SHARE
--------------------------------------------------------------------------------
Managed
 Accounts       05/23/06    Purchase              110,000              $14.9026
--------------------------------------------------------------------------------
Capital LP      06/05/06    Purchase*             175,100              $13.6750
--------------------------------------------------------------------------------
Equity LP       06/05/06    Purchase*             34,800               $13.6750
--------------------------------------------------------------------------------
Investors LP    06/05/06    Purchase*             14,200               $13.6750
--------------------------------------------------------------------------------
Overseas        06/05/06    Purchase*             109,300              $13.6750
--------------------------------------------------------------------------------
Managed
Accounts        06/05/06    Purchase*             205,500              $13.6750
--------------------------------------------------------------------------------
Capital LP      06/08/06    Purchase              20,000               $13.9661
--------------------------------------------------------------------------------
Overseas        06/08/06    Purchase              17,600               $13.9661
--------------------------------------------------------------------------------
Equity LP       06/08/06    Purchase              57,900               $13.9661
--------------------------------------------------------------------------------
Investors LP    06/08/06    Purchase              8,800                $13.9661
--------------------------------------------------------------------------------
Managed
Accounts        06/08/06    Purchase              54,800               $13.9661
--------------------------------------------------------------------------------
Capital LP      07/21/06    Purchase              87,100               $12.1083
--------------------------------------------------------------------------------
Overseas        07/21/06    Purchase              58,100               $12.1083
--------------------------------------------------------------------------------
Equity LP       07/21/06    Purchase              30,000               $12.1083
--------------------------------------------------------------------------------
Investors LP    07/21/06    Purchase              10,300               $12.1083
--------------------------------------------------------------------------------
Managed
Accounts        07/21/06    Purchase              114,500              $12.1083
--------------------------------------------------------------------------------
Capital LP      07/24/06    Purchase              56,600               $12.0246
--------------------------------------------------------------------------------
Overseas        07/24/06    Purchase              36,100               $12.0246
--------------------------------------------------------------------------------
Equity LP       07/24/06    Purchase              20,500               $12.0246
--------------------------------------------------------------------------------
Investors LP    07/24/06    Purchase              4,900                $12.0246
--------------------------------------------------------------------------------
Managed
Accounts        07/24/06    Purchase              81,900               $12.0246
--------------------------------------------------------------------------------



* Shares of Common Stock acquired upon the exercise of options for an aggregate purchase price of $13.675 per share, which includes the option purchase price of $8.665 per share and the exercise price of $5.01 per share.

                                                                       Exhibit 1

        AMENDED AND RESTATED AGREEMENT AS TO JOINT FILING OF SCHEDULE 13D

                               Dated July 25, 2006

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

This Agreement amends and restates in its entirety the Agreement as to Joint Filing of Schedule 13D previously entered into on May 1, 2006 by certain of the signatories hereto. This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.


                                    BLUE HARBOUR GROUP, LP

                                    By:  Blue Harbour Holdings, LLC, its
                                         general partner

                                    By: /s/ Clifton S. Robbins
                                       ----------------------------------
                                    Name:   Clifton S. Robbins
                                    Title:  Managing Member

                                    BLUE HARBOUR STRATEGIC VALUE
                                    PARTNERS MASTER FUND, LP

                                    By:  Blue Harbour GP, LLC,  its
                                         general partner

                                    By: /s/ Clifton S. Robbins
                                       ----------------------------------
                                    Name:   Clifton S. Robbins
                                    Title:  Managing Member

                                    BLUE HARBOUR INSTITUTIONAL PARTNERS
                                    MASTER FUND, L.P.

                                    By:  Blue Harbour GP, LLC,  its
                                         general partner

                                    By: /s/ Clifton S. Robbins
                                       ----------------------------------
                                    Name:   Clifton S. Robbins
                                    Title:  Managing Member

                                    BLUE HARBOUR GP, LLC

                                    By: /s/ Clifton S. Robbins
                                       ----------------------------------
                                    Name:   Clifton S. Robbins
                                    Title:  Managing Member

                                    BLUE HARBOUR HOLDINGS, LLC

                                    By: /s/ Clifton S. Robbins
                                       ----------------------------------
                                    Name:   Clifton S. Robbins
                                    Title:  Managing Member



                                        /s/ Clifton S. Robbins
                                       ----------------------------------
                                            Clifton S. Robbins


                                    LEON G. COOPERMAN, individually, as Managing
                                    Member of Omega Associates, L.L.C. on behalf of Omega Capital Partners, L.P., Omega Capital Investors, L.P., Omega Equity Investors, L.P., and as President of Omega Advisors, Inc.


                                    By:  /s/ Leon G. Cooperman
                                       -----------------------------------------
                                         Name: Leon G. Cooperman